Condensed Consolidated Interim Financial Statements

For the Second Quarter Ended June 30, 2012

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in U.S. dollars)

		June 30,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$9,609,072	$31,016,782
Short-term investments	5	270,489	286,991
Accounts receivable	10b	4,471,769	1,373,269
Due from related parties	11	86,023	37,898
Current portion of other assets	5	750,000	750,000
Prepaids and other		519,063	463,862
		15,706,416	33,928,802
Non-current assets
Deposits on long-lead equipment	4	16,114,990	78,213,911
Development costs	6	138,358,880	119,014,472
Property, plant, and equipment	4	74,203,953	10,793,397
Mineral properties	6	24,592,564	24,592,564
Other assets	5	1,298,616	1,890,463
		$270,275,419	$268,433,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$5,919,481	$5,466,015
Warrants liability	8, 9d	397,976	1,110,481
Current portion of long-term debt	8	46,390,457	44,984,760
		52,707,914	51,561,256
Non-current liabilities
Deferred income tax liability		668,710	1,211,000
Total liabilities		53,376,624	52,772,256
Shareholders' equity
Share capital	9	220,327,236	217,557,562
Reserves		23,274,248	22,113,694
Deficit		(26,702,689)	(24,009,903)
		216,898,795	215,661,353
		$270,275,419	$268,433,609
Commitments	13

On Behalf of the Board of Directors

/S/ John R. Brodie	/S/ Gilmour Clausen
John R. Brodie, Director	Gilmour Clausen, Director

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)
(Unaudited - in U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011

EXPENSES
Salaries and benefits		$501,811	$429,203	$1,017,613	$1,022,703
Stock-based compensation	9	352,047	942,111	1,404,682	1,998,062
Exploration and project investigation		295,472	398,433	581,897	656,679
Legal, accounting and audit		193,394	192,609	318,526	562,772
Travel		92,051	41,601	109,796	98,734
Consulting		15,719	6,847	21,194	40,997
Filing and regulatory fees		26,188	98,157	93,499	155,554
Recruiting fees		29,587	-	29,876	4,749
Office and administration		120,632	61,186	199,873	110,412
Rent		61,770	47,773	110,353	109,253
Investor relations		62,456	27,215	81,205	48,437
Director's fees		49,141	51,781	98,410	103,985
Insurance		84,116	80,435	168,772	116,729
Membership and conferences		4,072	5,198	7,744	6,295
Amortization and depreciation		71,982	58,918	137,471	115,558
Fiscal and advisory services		19,475	3,214	24,728	9,721
Loss from operations		(1,979,913)	(2,444,681)	(4,405,639)	(5,160,640)
Interest and other income		140,070	159,012	313,332	415,866
Other expenses		(192,537)	(135,702)	(310,319)	(413,123)
Gain on shares and warrants		647,467	1,294,762	1,199,277	606,303
Foreign exchange gain (loss)		(131,540)	52,596	(22,461)	543,820
Interest and finance charges		(4,625)	(4,502)	(9,266)	(8,065)
Gain on sale of interest in joint venture	3	-	10,524,856	-	21,158,194
Profit (loss) before taxes		(1,521,078)	9,446,341	(3,235,076)	17,142,355
Deferred income tax recovery (expense)		295,791	(2,150,882)	542,290	(2,150,882)
Net comprehensive profit (loss) for the period		$(1,225,287)	$7,295,459	$(2,692,786)	$14,991,473

Earnings (loss) per share
- Basic		$(0.01)	$0.05	$(0.02)	$0.11
- Diluted		$(0.01)	$0.05	$(0.02)	$0.10
Weighted average number of shares outstanding
- Basic		144,078,394	141,827,716	143,833,483	139,383,986
- Diluted		144,078,394	147,304,133	143,833,483	146,392,643

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in U.S. dollars)

		Six months ended June 30,
	Notes	2012	2011
Cash flows used in operating activities
Net comprehensive profit (loss) for the period		$(2,692,786)	$14,991,473
Items not involving cash
Amortization and depreciation		137,471	115,558
Deferred income tax expense (recovery)		(542,290)	2,150,882
Unrealized foreign exchange loss (gain)		29,084	(300,106)
Accretion income		(172,279)	(183,277)
Stock-based compensation		1,404,682	1,998,062
Gain on shares and warrants		(1,199,277)	(606,303)
Gain on sale of interest in joint venture	3	-	(21,158,194)
Other		-	(69,714)
		(3,035,395)	(3,061,619)
Changes in working capital items	10a	(354,862)	(1,545,832)
Cash used in operating activities		(3,390,257)	(4,607,451)
Financing activities
Shares issued for cash	9c	1,681,460	24,261,618
Share issue costs		-	(115)
Joint venture partner's contribution	3	-	29,502,450
Cash provided by financing activities		1,681,460	53,763,953

Investing activities
Deposits on long-lead equipment		(1,864,692)	(14,454,678)
Development cost expenditures		(14,729,351)	(16,182,589)
Property, plant and equipment expenditures		(2,885,324)	(551,591)
Advances to joint venture	10b	(1,861,797)	-
Purchases of short-term investments		-	(512,945)
Proceeds from sale of short-term investments		-	126,729
Proceeds from long-term receivable		750,000	500,000
Proceeds from insurance		920,455	-
Cash used in investing activities		(19,670,709)	(31,075,074)

Effect of exchange rate changes on cash and cash equivalents		(28,204)	353,743
Increase (decrease) in cash and cash equivalents		(21,407,710)	18,435,171
Cash and cash equivalents, beginning of period		31,016,782	31,505,341
Cash and cash equivalents, end of period		$9,609,072	$49,940,512

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Shares issued on vesting of restricted share units	37,332	48,980	(48,980)	-	-
Proceeds from exercise of stock options	781,668	2,392,785	(711,325)	-	1,681,460
Restricted shares and restricted share units
issued, net of forfeitures	99,002	327,909	(327,909)	-	-
Stock-based compensation expense	-	-	1,404,895	-	1,404,895
Stock-based compensation capitalized	-	-	843,873	-	843,873
Net comprehensive loss for the period	-	-	-	(2,692,786)	(2,692,786)
Balance, June 30, 2012	144,078,394	$220,327,236	$23,274,248	$(26,702,689)	$216,898,795

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, December 31, 2010	135,595,702	$183,663,391	$17,958,798	$(39,677,968)	$161,944,221
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,818	(408,818)	-	-
Proceeds from exercise of stock options	1,292,230	4,234,592	(1,575,880)	-	2,658,712
Proceeds from exercise of warrants	5,452,795	27,252,896	-	-	27,252,896
Restricted shares issued	465,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	1,998,062	-	1,998,062
Stock-based compensation capitalized	-	-	1,817,494	-	1,817,494
Net comprehensive profit for the period	-	-	-	14,991,473	14,991,473
Balance, June 30, 2011	142,917,392	$216,614,135	$19,275,103	$(24,686,495)	$211,202,743

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE MKT Exchange. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $2.69 million for the six months ended June 30, 2012 and had a working capital deficiency of $37.00 million as at June 30, 2012 (December 31, 2011 - $17.63 million) which includes the repayment of the Red Kite loan. In addition, the Company’s forecast cash requirements for the next twelve months include significant expenditures on the Rosemont project. These factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company is currently discussing financing alternatives with a number of third parties and believes that such discussions will result in the Company obtaining the financing required to fund the Company’s obligations (Note 15a). However there is no assurance that such financing will be obtained or obtained on commercially favourable terms. These condensed consolidated interim financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011. The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on August 14, 2012.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely Gold & Minerals Inc. (“Ely”) receivable, warrant liability, and stock-based compensation expense. The most significant judgments in preparing the condensed consolidated interim financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

(c)	Basis of consolidation

The condensed consolidated interim financial statements of the Company include the following significant subsidiaries:

Name of Subsidiary	Place of	Percentage
	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 92.05% interest in the Rosemont joint venture, which is held by Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary. All intercompany transactions and balances are eliminated on consolidation.

(d)	Accounting standards anticipated to be effective January 1, 2013 or later

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Consolidation

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Joint ventures

On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Disclosure of interest in other entities

IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Fair value measurement

IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements

IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

3.	INTERESTS IN JOINT VENTURE

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Joint Venture Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont JV as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont JV, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011 UCM completed its Tranche 1 cash investment of $70 million into the Rosemont JV and earned a 7.95% interest in the Rosemont JV. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision (“ROD”) and project financing is in place.

Under the EI Agreement, the Company will contribute the Rosemont property to the Rosemont JV at $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following is a summary of selected financial information of the Rosemont JV at June 30, 2012 and December 31, 2011 on a 92.05% basis:

	June 30,	December 31,
Statement of Financial Position	2012	2011
Cash and cash equivalents	$2,823,069	$1,435,479
Other current assets	1,371,450	299,086
Non-current assets	244,317,012	225,220,065
Liabilities	(5,525,140)	(4,834,501)
Deficit	1,902,608	1,253,378
	$244,888,999	$223,373,507

	Six months ended June 30,
Statement of Cash Flows	2012	2011
Cash used in operating activities	$(520,047)	$(731,719)
Cash provided by financing activities	22,000,000	29,502,450
Cash used in investing activites	(20,092,363)	(29,247,309)
Increase (decrease) in cash and cash equivalents	1,387,590	(476,578)
Cash and cash equivalents, beginning of period	1,435,479	6,146,804
Cash and cash equivalents, end of period	$2,823,069	$5,670,226

For the six months ended June 30, 2012, the Rosemont JV incurred an operating loss of $0.6 million (2011 -$0.6 million).

UCM did not acquire any interest in the Rosemont JV during the six months ended June 30, 2012 and accordingly, the Company did not recognize any gain on sale of interest in the joint venture. During the six months ended June 30, 2011, UCM acquired a 3.41% interest in the joint venture and the Company recognized a $21.2 million gain on sale of interest in the joint venture.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the joint venture for Pre-Construction Costs and repayable to the Company after the ROD have been received. During the six months ended June 30, 2012, the Company advanced $22.0 million (Cumulative to-date - $35.0 million) to the joint venture (See Note 10b).

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture and	Long-lead
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$5,295,945	$3,986,431	$371,024	$454,132	$227,964	$-	$10,335,496
Additions	510,923	(48,684)	67,059	331,815	385,440	-	1,246,553
Disposals	-	-	(12,980)	-	-	-	(12,980)
Sale of interest	(127,228)	(131,603)	(12,772)	(18,260)	(10,448)	-	(300,311)
As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758

As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,113	15,952	161,434	2,556,944	2,786,443
Disposals	-	-	-	-	-	(2,113,013)	(2,113,013)
Reclassification	-	-	-	-	-	62,859,067	62,859,067
As at June 30, 2012	$5,679,640	$3,806,144	$464,444	$783,639	$764,390	$63,302,998	$74,801,255

					Furniture and	Long-lead
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$-	$-	$136,549	$41,255	$104,603	$-	$282,407
Depreciation	-	-	60,265	16,706	130,353	-	207,324
Disposals	-	-	(4,289)	-	-	-	(4,289)
Sale of interest	-	-	(4,712)	(1,420)	(3,949)	-	(10,081)
As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361

As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	42,653	10,136	69,152	-	121,941
As at June 30, 2012	$-	$-	$230,466	$66,677	$300,159	$-	$597,302

Net Book Value:
As at December 31, 2011	5,679,640	3,806,144	224,518	711,146	371,949	-	10,793,397
As at June 30, 2012	$5,679,640	$3,806,144	$233,978	$716,962	$464,231	$63,302,998	$74,203,953

During the six months ended June 30, 2012 the Company took title to certain long-lead equipment which resulted in the reclassification of its carry values from deposit on long lead equipment. Long-lead equipment is not being depreciated as it is not in use.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Deposits on long-lead equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	78,213,911
Additions	760,146
Reclassification to property, plant and equipment	(62,859,067)
As at June 30, 2012	$16,114,990

5.	OTHER ASSETS

				Computer Software,
	Long-Term	Other	FVTPL	net of
	Receivable	Assets	Securities	Amortization	Total
As at January 1, 2011	$2,617,821	$-	$126,793	$117,255	$2,861,869
Annual Payment	(500,000)	-	-	-	(500,000)
Interest accretion	352,074	-	-	-	352,074
Amortization	-	-	-	(97,730)	(97,730)
Additions (disposals)	-	135,830	(126,793)	15,213	24,250
Total other assets at December 31, 2011	2,469,895	135,830	-	34,738	2,640,463
Less: current portion of long-term receivable					(750,000)
As at December 31, 2011					$1,890,463

Total other assets at December 31, 2011	$2,469,895	$135,830	$-	$34,738	$2,640,463
Annual Payment	(750,000)	-	-	-	(750,000)
Interest accretion	172,280	-	-	-	172,280
Amortization	-	-	-	(15,530)	(15,530)
Additions	-	-	-	1,403	1,403
Total other assets at June 30, 2012	1,892,175	135,830	-	20,611	2,048,616
Less: current portion of long-term receivable					(750,000)
As at June 30, 2012					$1,298,616

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period. The first Annual Payment of $1 million due on February 28, 2009 was received.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company agreed to extend the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012 (Paid)	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(1,500,000)
Current portion	(750,000)
Long-term portion	$1,750,000

The fair value of the long-term portion of the receivable at June 30, 2012 was $1.1 million (December 31, 2011 - $1.7 million).

In consideration for the extension, Ely paid the Company $0.04 million and granted 2 million warrants exercisable into 2 million Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. On May 13, 2011, the Company exercised the 2 million warrants. The Ely common shares are accounted for as held for trading and any changes in the fair value of the common shares is recognized in the statement of comprehensive profit (loss). As at June 30, 2012, the Ely common shares have a carrying value of $0.27 million (December 31, 2011 - $0.29 million).

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

As at January 1, 2011	$25,693,861
Sale of interest in joint venture - Note 3	(1,101,297)
As at December 31, 2011 and June 30, 2012	$24,592,564

The Company purchased 100% of Rosemont in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property comprises 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3).

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Development costs consist of:

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest - Note 3	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	119,014,472
Permitting, engineering and on-going support activities	16,618,674
Capitalized loan interest and financing charges	1,940,610
Capitalized stock-based compensation expense	785,124
As at June 30, 2012	$138,358,880

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
Due within the year	2012	2011
Trade payables and accrued liabilities	$427,579	$636,596
Project related payables	5,491,902	4,829,419
	$5,919,481	$5,466,015

8.	LONG-TERM DEBT (Note 15a)

	June 30,	December 31,
	2012	2011
Red Kite loan	$46,390,457	$44,984,760
Less:
Current portion	(46,390,457)	(44,984,760)
Long-term portion	$-	$-

On April 21, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility. The Loan bears interest at 3-month LIBOR plus 4.50% (June 30, 2012 and December 31, 2011 – 4.87%) compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt financing facility. The Loan could be repaid without penalty at any time prior to maturity. As part of the loan agreement, the Company issued to Red Kite 1,791,700 warrants exercisable at Cdn$3.90 per share and expires on April 22, 2013. The warrants are a derivative instrument under IAS 32 and are fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On April 17, 2012, the Company and RK Mine Finance Trust I (formerly, Red Kite Explorer Trust) extended the Loan’s maturity date to the earlier of the closing of senior debt project financing or April 21, 2013. In exchange for the extension, the Company extended the expiry date of the existing 1,791,700 share purchase warrants to April 22, 2014. The Company also entered into an off-take agreement to sell to EXP2 LLC, an affiliate of Red Kite, 80% of the annual copper cathode production and arranged a $10 million unsecured working capital facility which will become available once the permits have been issued. The facility matures 8 years from the date of initial production of copper cathode and bears interest at LIBOR plus 5.5% per annum. A commitment fee is payable on the facility once copper cathode production commences; however, based on the updated Rosemont feasibility study (Note 15c) the Company does not expect to produce any copper cathode.

Under IAS 39 “Financial Instruments: Recognition and Measurement" the Company concluded that there were no substantial modifications to the terms of the Loan and the Loan amendments are treated as a modification as oppose to an extinguishment. The Company incurred financing costs of $0.53 million for extending the Loan and were deducted from the Loan. The Loan is accreted to its estimated cash outflow of the loan and accrued interest over the term of the Loan using the effective interest method.

For the six months ended June 30, 2012 and 2011, the Company recorded interest of $1.94 million and $1.99 million, respectively, which were calculated based on an effective interest rate of 6.12%, (June 30, 2011 – 9.62%) and have been capitalized to development costs.

For the six months ended June 30, 2012 and 2011, the Company has recognized a $1.21 million and $0.58 million gain, respectively, in changes in the fair value of the warrants. As at June 30, 2012, the warrants have a fair value of $0.40 million (December 31, 2011 - $1.11 million).

9.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Condensed Consolidated Interim Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock options outstanding as at June 30, 2012 and December 31, 2011:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2011	6,003,568	$2.41
Granted	2,558,500	4.24
Exercised	(1,535,230)	2.09
Forfeited	(363,334)	3.98
Outstanding as at December 31, 2011	6,663,504	3.10
Granted	1,083,500	2.86
Exercised	(781,668)	2.14
Forfeited	(93,334)	3.67
Outstanding as at June 30, 2012	6,872,002	$3.15

During the six months ended June 30, 2012, a total of 781,668 stock options were exercised at a weighted average exercise price of Cdn$2.14. The weighted average share price when the stock options were exercised was Cdn$3.07.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of stock options granted during the six months ended June 30, 2012 and 2011:

	2012	2011
Expected life in years	4.50	2.22 to 4.50
Expected volatility	87%	85% – 96%
Expected dividend yield	0%	0%
Risk-free interest rate	1.31%	1.73% - 2.80%
Weighted average fair value of each option	$1.70	$2.75

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which many or may not necessarily be the actual outcome.

The following table summarizes the stock options outstanding as at June 30, 2012:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,533,335	$0.71	1.90	1,533,335	$0.71	1.90
$1.14 - $1.92	25,000	1.92	2.88	16,666	1.92	2.88
$1.93 - $2.30	92,667	2.04	4.73	6,667	2.28	1.91
$2.31 - $3.61	1,625,834	3.07	3.56	562,498	3.29	2.00
$3.62 - $4.97	3,595,166	4.27	4.24	2,516,518	4.32	4.51
	6,872,002	$3.15	3.56	4,635,684	$2.99	3.33

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2011 and June 30, 2012:

	Exercise		December 31,				June30,
	Price(Cdn$)	Expiry Date	2011	Issued	Exercised	Expired	2012
Warrants (Notes 8 and 15a)	$ 3.90	April 22, 2014	1,791,700	-	-	-	1,791,700
			1,791,700	-	-	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. For the six months ended June 30, 2012, the Company recorded a $1.21 million gain (six months ended June 30, 2011 - $0.58 million gain) from changes in the fair value of the warrants.

As at June 30, 2012, the outstanding warrants have a fair value of $0.40 million (December 31, 2011- $1.11 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	June 30,	December 31,
	2012	2011
Expected life in years	1.81	1.31
Expected volatility	67.28%	59.38%
Expected dividend yield	0%	0%
Risk-free interest rate	1.03%	0.95%
Weighted average fair value of option	$0.22	$0.62

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units Plan (“RSU Plan”) and Restricted Shares was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

On January 30, 2012, the Company issued 190,000 restricted shares and restricted share units to its officers at a price of $3.10 (Cdn$3.11) per share and vest over three years and also issued 90,000 restricted shares and restricted share units to its directors which vested immediately.

On February 4, 2012, 165,998 restricted shares and restricted share units were forfeited as a result of non- performance of a vesting condition.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On May 7, 2012, the Company issued 40,000 restricted share units to an officer at a price of $2.31 (Cdn$2.30) per share, with 50% vesting equally over three years and the remainder to vest on the first anniversary of the grant date subject to satisfying a specified vesting condition.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2011 and June 30, 2012:

	December 31,				June 30,
Issue dates	2011	Issued	Forfeited	Vested	2012
Restricted shares
February 4, 2010	252,004	-	(125,998)	(62,994)	63,012
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	-	-	100,000
March 29, 2011	5,000	-	-	(5,000)	-
January 30, 2012	-	150,000	-	(15,000)	135,000
	617,004	150,000	(125,998)	(82,994)	558,012
Restricted share units
February 4, 2010	97,335	-	(40,000)	(37,332)	20,003
February 10, 2011	155,000			-	155,000
January 30, 2012	-	130,000		(75,000)	55,000
May 7, 2012	-	40,000		-	40,000
	252,335	170,000	(40,000)	(112,332)	270,003
Total	869,339	320,000	(165,998)	(195,326)	828,015

10.	SUPPLEMENTAL INFORMATION

a)	Changes in working capital items

	Six months ended June 30,
	2012	2011
Accounts receivable	$(43,479)	$(217,855)
Due from related parties	(48,545)	(127,111)
Prepaids and other	(56,141)	(487,466)
Accounts payable and accrued liabilities	(206,697)	(713,400)
	$(354,862)	$(1,545,832)

Interest paid	$-	$-

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	Accounts receivable

	June 30,	December 31,
	2012	2011
UCM receivable	$3,191,250	$1,329,453
Insurance receivable	1,223,624	-
Other	56,895	43,816
	$4,471,769	$1,373,269

Included in accounts receivable as at June 30, 2012, is a $3.2 million (December 31, 2011 - $1.3 million) receivable from UCM for their share of advances made by the Company to the joint venture (see Note 3). The Company holds no collateral for any receivable amounts outstanding as at June 30, 2012 and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at June 30, 2012, included in due from related parties was $0.09 million (December 31, 2011 - $0.04 million) due from related companies.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the three and six months ended June 30, 2012, ManCo charged the Company $0.31 million and $0.63 million, respectively (three and six months ended June 30, 2011 - $0.22 million and $0.45 million) for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2012 and 2011 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Salaries and benefits	$536,103	$536,210	$1,055,621	$1,072,842
Stock-based compensation	383,909	1,092,920	1,615,961	2,291,725
	$920,012	$1,629,130	$2,671,582	$3,364,567

12.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 on the fair value hierarchy. The derivative assets and warrants liability are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30,	December 31,
	2012	2011
Cash and cash equivalents	$3,365,015	$6,808,660
Accounts receivable	71,008	52,975
Short-term investments	275,655	286,991
Prepaid expenses	23,518	-
Accounts payable and accrued liabilities	(261,338)	(400,084)
	$3,473,858	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s pre-tax earnings by approximately $0.34 million (June 30, 2011 - $0.82 million).

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $1.9 million and is payable over the next three years to June 1, 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved this through the management of its capital structure and debt leverage.

Based on the Company’s 2012 planned expenditures on permitting, engineering and on-going support activities at the Rosemont project, the Company will require additional debt or equity financings to meet its current obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre- development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The remaining 2012 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from future financings to meet its ongoing commitments and capital purchases.

13.	COMMITMENTS

The following table lists the known contractual obligations at June 30, 2012:

	Remainder of
in thousands of U.S. dollars	2012	2013	2014	2015	After 2015	Total
Accounts payable and accrued liabilities	$5,919,481	$-	$-	$-	$-	$5,919,481
Long-term debt (Note 8 and 15a)	-	46,390,457	-	-	-	46,390,457
Deposits on long-lead equipment purchases	-	56,036,121	4,316,284	-	-	60,352,405
Operating lease obligations	114,275	202,017	184,381	186,832	143,064	830,569
	$6,033,756	$102,628,595	$4,500,665	$186,832	$143,064	$113,492,912

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The drawdown of the cash payments is subject to the Company receiving the ROD and the arrangement of project financing.

In September 2010, the Company, pursuant to earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and 20% of copper cathode (See Note 15c) and molybdenum concentrate produced annually from Rosemont.

The Company signed off-take agreements with Red Kite for the sale of 16.125% of Rosemont’s copper concentrate production to a maximum of 483,750 dry metric tonnes delivered to Red Kite and 80% of the copper cathode production (See Notes 8, 15a and 15c) with EXP2 LLC, an affiliate of Red Kite.

14.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at June 30, 2012, the Company’s non-current assets in Canada were $1.29 million (December 31, 2011 - $1.87 million) and in the U.S. were $253.28 million (December 31, 2011 - $232.64 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

The following table summarizes the net comprehensive profit (loss) by geographic location at June 30, 2012 and 2011:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Canada	$(549,531)	$47,991	$(1,436,256)	$(1,968,307)
U.S.	(675,756)	7,247,468	(1,256,530)	16,959,780
Net comprehensive profit (loss)	$(1,225,287)	$7,295,459	$(2,692,786)	$14,991,473

15.	SUBSEQUENT EVENTS

a)

On August 14, 2012, the Company’s Board of Directors approved a term sheet with Red Kite for a US$40,000,000 increase (“Additional Loan”) to the existing US$43,000,000 Red Kite loan (“Existing Loan”), at terms substantially similar to the Existing Loan. (The Additional Loan and the Existing Loan, together totalling US$83,000,000, are referred to as the Expanded Loan.) The terms for the Expanded Loan include interest payable at LIBOR plus 4.50% and an origination fee of 2% of the Additional Loan. The only material change in the terms of the Expanded Loan as compared to the Existing Loan is that the Final Maturity Date has been extended fifteen months to July 21, 2014. In connection with the Expanded Loan, Augusta will extend the expiry of the existing 1,791,700 share purchase warrants held by Red Kite from April 22, 2014 to July 22, 2015 and change the exercise price of the warrants from C$3.90 per share to US$3.85 per share. In addition, Rosemont has executed a term sheet to amend the existing Red Kite copper concentrates agreement whereby Red Kite will purchase 20% of gross annual production until a cumulative 1,500,000 tonnes has been delivered. This compares to the existing offtake agreement under which Red Kite would purchase 16.125% of gross annual production with a cumulative limit of 483,750 tonnes. Upon closing of the Expanded Loan and the amended copper concentrates agreement, the copper cathode agreement between Rosemont and an affiliate of Red Kite and the US$10,000,000 working capital facility between Augusta and Red Kite will both be cancelled. Closing of these transactions are subject to due diligence, regulatory approvals, final legal documentation, and approval by Red Kite’s board.

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)

On August 6, 2012, Rosemont received the draft Air Quality Permit from the Arizona Department of Environmental Quality ("ADEQ"). ADEQ has asserted complete jurisdiction over Rosemont’s Air Quality Permit due to the confusion and uncertainty caused by the inappropriate denial of Rosemont's Air Quality Permit application by the Pima County Department of Environmental Quality. ADEQ's Air Quality Permit will ensure that Rosemont meets all federal, state and local requirements by operating with enhanced emissions controls at the mine site. The public comment period, which commences on August 6, 2012, will be 60 days and will end on October 9, 2012. Soon after the conclusion of the public comment period, the final Air Quality Permit will be issued for Rosemont, which would be in the fourth quarter of 2012.

c)

On July 24, 2012, the Company provided a mineral reserve and feasibility study update on Rosemont including a new mine plan to conform to the Preferred Alternative as identified by federal agencies during the NEPA public review process. These plan changes respond to public and agency comments and include incorporating the latest agency requirements for impact avoidance, pollution control, habitat mitigation, resource conservation, and public safety. Proven and probable mineral reserves increased by 22%, or 121 million tons, to 667 million tons, when compared to the previous 2008 mineral reserve, with average grades of 0.44% copper and 0.015% molybdenum for a total of 5.9 billion lbs of copper and 194 million lbs of molybdenum. This mineral reserve is included in the measured and indicated mineral resource announced on July 17, 2012. The feasibility study update eliminates the heap leaching of oxide minerals and associated plant facilities, such as the SX/EW plant, that were contained in earlier feasibility studies. As a result of the technical challenges associated with stacking plans for the heap leach in the Barrel Alternative, and assuming a long-term copper price of $2.50/lb, copper cathode production was eliminated from the Barrel Alternative plan analyzed in this update. Preproduction, mining and construction is estimated to be 22 months followed by 21 years of mining production. Total capital cost for construction, commissioning and mine pre-development is estimated at $1.23 billion and includes additional tailings filtration capacity and a redundant tailings stacking system. The total capital cost represents an overall increase of 32% from the cost estimate in the 2009 Feasibility Study, reflecting additional equipment and escalation in costs of equipment, materials and labour.

d)

On July 17, 2012, the Company completed an updated NI 43-101 compliant mineral resource of 919 million tons of measured and indicated sulfide resources grading 0.41% copper and 0.014% molybdenum for a total of 7.5 billion pounds of copper and 256 million pounds of molybdenum. Inferred sulfide mineral resource totaled 139 million tons grading 0.40% copper and 0.012% molybdenum for an inferred resource of 1.1 billion pounds of copper and 35 million pounds of molybdenum.

e)

On July 3, 2012, the Company provided an update on the project schedule for Rosemont. The U.S. Forest Service ("USFS") is currently reviewing public input received during the comment period for Rosemont's Draft Environmental Impact Statement. Comments have been identified, coded and organized and nearly all responses have been developed. The USFS's response to these comments will be incorporated into future public disclosures for the project as required under the National Environmental Policy Act. In addition, the development of detailed mitigation and monitoring plans, which will also be included in the Final Environmental Impact Statement, is underway. The USFS expects the ROD for Rosemont to be issued by the end of 2012.